Exhibit 99.1

29 July 2019

National Grid plc (‘the Company’)
AGM poll results

Today, 29 July 2019, the Company held its 2019 Annual General Meeting (‘AGM’).

The results of the AGM resolutions, all decided by way of poll, are set out below:

Resolution		Votes For	For (% of shares voted)	Votes against	Against (% of shares voted)	Votes Withheld**
1	To receive the Annual Report and Accounts	2,202,355,804	99.89	2,319,520	0.11	4,776,492
2	To declare a final dividend	2,199,896,392	99.70	6,642,862	0.30	2,918,777
3	To re-elect Sir Peter Gershon	2,162,270,850	98.14	40,950,076	1.86	6,233,713
4	To re-elect John Pettigrew	2,183,893,959	99.05	21,040,833	0.95	4,517,304
5	To elect Andy Agg	2,133,737,103	96.83	69,963,672	3.17	5,755,003
6	To re-elect Dean Seavers	2,178,356,535	98.86	25,109,100	1.14	5,990,253
7	To re-elect Nicola Shaw	2,183,357,274	99.07	20,444,203	0.93	5,651,882
8	To re-elect Jonathan Dawson	2,151,915,631	97.66	51,524,442	2.34	6,011,660
9	To re-elect Therese Esperdy	2,177,252,880	98.81	26,291,235	1.19	5,905,534
10	To re-elect Paul Golby	2,179,360,832	98.90	24,173,494	1.10	5,916,383
11	To re-elect Amanda Mesler	2,185,911,454	99.20	17,725,766	0.80	5,813,835
12	To elect Earl Shipp	2,188,442,880	99.32	15,069,501	0.68	5,938,784
13	To elect Jonathan Silver	2,189,160,091	99.35	14,244,998	0.65	6,044,715
14	To re-elect Mark Williamson	2,127,733,064	96.57	75,484,646	3.43	6,231,994
15	To re-appoint the auditors Deloitte LLP	2,189,520,007	99.28	15,832,239	0.72	4,098,987
16	To authorise the Directors to set the auditors’ remuneration	2,186,842,621	99.19	17,848,872	0.81	4,763,143
17	To approve the new Directors’ remuneration policy	2,116,131,831	97.03	64,718,198	2.97	28,591,345

18	To approve the Directors’ Remuneration Report	2,100,158,370	96.53	75,482,807	3.47	33,809,123
19	To authorise the Company to make political donations	2,140,378,789	97.90	45,916,396	2.10	23,155,921
20	To authorise the Directors to allot Ordinary Shares	2,171,462,637	98.47	33,804,804	1.53	4,183,856
21	To approve the Scrip Dividend Scheme	2,190,846,125	99.48	11,403,092	0.52	7,204,265
22	To authorise capitalising reserves for the Scrip Dividend Scheme	2,189,981,566	99.45	12,048,064	0.55	7,424,082
23*	To disapply pre-emption rights	2,174,378,207	98.75	27,561,114	1.25	7,512,347
24*	To disapply pre-emption rights for acquisitions	2,128,791,462	96.67	73,234,773	3.33	7,426,408
25*	To authorise the Company to purchase its own Ordinary Shares	2,181,927,344	98.94	23,447,378	1.06	4,078,025
26*	To authorise the Directors to hold general meetings on 14 clear days’ notice	2,028,800,633	92.46	165,354,867	7.54	15,298,273

* Special resolution
** A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 23-26 will be made available for inspection from the National Storage Mechanism, situated at: www.morningstar.co.uk/uk/NSM

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website https://investors.nationalgrid.com/shareholder-information/agm/2019